UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 4, 2023 titled “GeoPark Reports First Quarter 2023 Results”

2.	Press Release dated May 4, 2023 titled “GeoPark Announces Quarterly Cash Dividend of $0.13 Per Share”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2023 RESULTS

CONSISTENT FREE CASH FLOW FROM PROFITABLE BARRELS FUNDED A

STRONGER BALANCE SHEET AND INCREASED SHAREHOLDER RETURNS

Bogota, Colombia – May 3, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator reports its consolidated financial results for the three-month period ended March 31, 2023 (“First Quarter” or “1Q2023”). A conference call to discuss 1Q2023 financial results will be held on May 4, 2023 at 10:00 am (Eastern Daylight Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended March 31, 2023, available on the Company’s website.

FIRST QUARTER 2023 HIGHLIGHTS

Oil and Gas Production

•	Consolidated average oil and gas production of 36,578 boepd, below its production potential of approximately 39,500-40,500 boepd, as previously announced on March 8, 2023, mainly due to temporarily shut-in production and localized blockades in the CPO-5 block (GeoPark non-operated, 30% WI) in Colombia

Revenue, Adjusted EBITDA, Cash Flow & Net Profit

•	Revenue of $182.5 million

•	Adjusted EBITDA of $114.9 million (a 63% adjusted EBITDA margin)

•	Operating profit of $76.6 million (a 42% operating profit margin)

•	Cash flow from operations of $91.9 million

•	Net profit of $26.3 million ($0.45 basic earnings per share)

Cost and Capital Efficiency as Key Differentiators

•	Despite inflationary pressures, combined G&A and G&G decreased by 6% to $11.9 million

•	Capital expenditures of $45.0 million

•	1Q2023 adjusted EBITDA to capital expenditures ratio of 2.5x

•	Last twelve-month return on capital employed (ROCE) of 62%[1]

Lower Interest Payments and a Strengthened Balance Sheet

•	1Q2023 interest payments decreased to $13.8 million (from $19.2 million), after reducing gross debt by $275 million from April 2021 to December 2022

•	Net leverage of 0.7x and no principal debt maturities until 2027

•	Cash in hand of $145.4 million ($128.8 million as of December 31, 2022)

Delivering on Shareholder Returns

•	Share buybacks increased by 142% to $7.5 million (acquired 0.6 million shares, over 1% of shares outstanding)

•	Cash dividends increased by 55% to $7.5 million (representing an annualized dividend of approximately $30 million, or a 5% dividend yield2)

1 Return on average capital employed is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

2 Based on GeoPark’s market capitalization as of May 2, 2023.

•	Quarterly cash dividend of $0.13 per share, or approximately $7.5 million, payable on May 31, 2023

Enhanced ESG Performance

•	Published the 2022 SPEED/ESG Report on April 26, 2023, available on the Company’s website

•	2022 emissions intensity decreased by 34% to 12.1 kg CO2e/boe[3] (or a 40% decrease to 9.7 kg CO2e/boe in core Llanos 34 block) mainly due to the interconnection of the Llanos 34 block to Colombia’s national power grid and the start of operations of the solar plant among other initiatives

•	Over 240,000 beneficiaries of the Company’s social and environmental programs in 2022

•	Women hold 50% of GeoPark’s senior executive positions

Portfolio Management

•	Commercial negotiations are ongoing with ENAP, the oil offtaker in Chile, in an effort to resume shut-in production of approximately 400 bopd

•	Implemented a restructuring initiative in Chile in April 2023 to provide further cost reductions, in conjunction with a process to evaluate farm-out/divestment opportunities

2023 Work Program: Revised Production and Capital Expenditures Guidance

•	Full-year 2023 production guidance has been revised down to 38,000-40,000 boepd mainly due to temporarily shut-in production in the CPO-5 block, and to a lesser extent, due to shut-in production in Chile and deferral of certain drilling activities in Ecuador

•	2H2023 production is expected to average 39,000-42,000 boepd (excluding the potential production from the 2023 exploration drilling program)

•	Capital expenditures have been revised down to $180-200 million (from $200-220 million)

•	At $80-90[4] per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $490-560 million[5] and a free cash flow of $120-140 million[6]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Upcoming Catalysts

•	Drilling 10-12 gross wells in 2Q2023, targeting development and exploration projects in the Llanos basin in Colombia

•	Exploration drilling includes 2-3 new gross wells in the Llanos basin (Llanos 123 and Llanos 124 blocks)

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Despite the challenges faced during the first quarter, GeoPark has been able to deliver strong results, as well as to adapt quickly by reducing costs and streamlining capital expenditures to maximize and protect our cash flow generation, which allow us to continue strengthening our balance sheet and returning more value to our shareholders. For the remainder of 2023, we look forward to continue executing and delivering on our ambitious 2023 work program to grow our production base and drill low-cost and low-risk exploration targets with the main focus on our core Llanos basin.”

3 Scopes 1 and 2.

4 Brent assumption from May to December 2023.

5 Assuming a Brent to Vasconia differential averaging $4-5 per bbl from May to December 2023.

6 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2023	4Q2022	1Q2022
Oil production[a] (bopd)	33,801	35,451	34,442
Gas production (mcfpd)	16,664	17,886	25,096
Average net production (boepd)	36,578	38,433	38,626
Brent oil price ($ per bbl)	82.5	88.8	96.9
Combined realized price ($ per boe)	61.3	68.5	75.8
⁻ Oil ($ per bbl)	66.7	73.7	84.3
⁻ Gas ($ per mcf)	4.6	5.0	4.8
Sale of crude oil ($ million)	175.1	220.7	239.0
Sale of purchased crude oil ($ million)	0.8	3.1	-
Sale of gas ($ million)	6.5	7.1	10.2
Revenue ($ million)	182.5	231.0	249.2
Commodity risk management contracts [b] ($ million)	0.0	0.5	(78.1)
Production & operating costs[c] ($ million)	(52.5)	(77.0)	(80.6)
G&G, G&Ad ($ million)	(11.9)	(17.4)	(12.7)
Selling expenses ($ million)	(2.4)	(2.8)	(2.0)
Operating profit ($ million)	76.6	81.7	58.6
Adjusted EBITDA ($ million)	114.9	132.1	122.6
Adjusted EBITDA ($ per boe)	38.6	39.2	37.3
Net profit ($ million)	26.3	52.2	31.0
Capital expenditures ($ million)	45.0	53.6	39.4
Cash and cash equivalents ($ million)	145.4	128.8	114.1
Short-term financial debt ($ million)	5.7	12.5	8.7
Long-term financial debt ($ million)	485.9	485.1	633.9
Net debt ($ million)	346.2	368.8	528.4
Dividends paid ($ per share)	0.130	0.127	0.082
Shares repurchased (million shares)	0.642	0.942	0.232
Basic shares – at period end (million shares)	57.596	57.622	60.016
Weighted average basic shares (million shares)	57.853	58.261	60.090

a)	Includes royalties paid in kind in Colombia for approximately 1,665, 759 and 1,115 bopd in 1Q2023, 4Q2022 and 1Q2022, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.

b)	Please refer to the Commodity Risk Management Contracts section below.

c)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share based payments and purchased crude oil.

d)	G&A and G&G expenses include non-cash, share-based payments for $1.4 million, $3.3 million and $0.9 million in 1Q2023, 4Q2022 and 1Q2022, respectively. These expenses are excluded from the adjusted EBITDA calculation.

REVISED 2023 PRODUCTION GUIDANCE

As announced on March 8 and April 11, 2023, GeoPark’s 2023 net production year to date has been below its potential of approximately 39,500-40,500 boepd, mainly due to: (i) temporarily shut-in production of the Indico 6 and Indico 7 wells in the CPO-5 block in Colombia for approximately 2,400-3,300 bopd net to GeoPark, and to a lesser extent (ii) shut-in production of approximately 400 bopd in Chile due to ongoing commercial negotiations with ENAP, the oil offtaker, and (iii) the delay of certain drilling activities in Ecuador.

GeoPark’s previous 2023 production guidance was based on the CPO-5 block’s operator expectation that shut-in barrels were going to be back on production in early 2Q2023. Now, those barrels are not expected to be back before July 2023.

As a result, GeoPark had to revise its 2023 annual average production guidance down to 38,000-40,000 boepd (from 39,500-41,500 boepd). Assuming production in the CPO-5 block is normalized in early 3Q2023, GeoPark’s production in 2H2023 is expected to average 39,000-42,000 boepd.

The Indico 6 and Indico 7 wells were drilled in late 2022 and together tested over 11,000 bopd gross (or 3,300 bopd net to GeoPark) and are expected to stabilize production at approximately 8,000 bopd gross (or 2,400 bopd net to GeoPark). These two wells were shut-in (Indico 6 in December 2022 and Indico 7 in early January 2023) after the regulator (ANH) requested that the CPO-5 block operator temporarily suspend production from these wells until definite surface facilities are completed.

GeoPark also adjusted its 2023 capital expenditures down to $180-200 million (from $200-220 million) combining cost efficiencies and the deferral of certain projects in Colombia and Ecuador, which allows GeoPark to maintain its free cash flow guidance.

The table below provides further details about GeoPark’s revised 2023 guidance compared to its previous 2023 guidance.

	May 3, 2023 Revision	Previous 2023 Guidance
Brent Assumption ($ per bbl)	$80-90[7]	$80-90
2023 Annual Average Production (boepd)	38,000-40,000	39,500-41,500
Adjusted EBITDA[8]	$490-560 million	$510-580 million
2023 Capital Expenditures	$180-200 million	$200-220 million
Cash Income Taxes (*)	$150-210 million	$150-210 million
Interest Payments	$27-30 million	$27-30 million
Free Cash Flow	$120-140 million	$120-140 million

(*) Cash taxes include GeoPark’s estimates of the impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024.

7 Brent assumption from May to December 2023.

8 Assuming a Brent to Vasconia differential averaging $4-5 per bbl from May to December 2023.

Production: Oil and gas production in 1Q2023 was 36,578 boepd. Adjusting for divestments in Argentina (completed on January 31, 2022), consolidated oil and gas production decreased by 4% compared to 1Q2022, due to lower production in Colombia, Chile and Brazil, partially offset by higher production in Ecuador.

Since early March 2023, GeoPark shut-in approximately 400 bopd of its oil production in Chile due to ongoing commercial negotiations with the Company’s off-taker, and as a result, Chile is currently producing approximately 1,600-1,800 boepd compared to an average production of 1,988 boepd in 1Q2023.

Oil represented 92% and 89% of total reported production in 1Q2023 and 1Q2022, respectively.

For further details, please refer to the 1Q2023 Operational Update published on April 11, 2023.

Reference and Realized Oil Prices: Brent crude oil prices decreased by 15% to $82.5 per bbl during 1Q2023, and the consolidated realized oil sales price decreased by 21% to $66.7 per bbl in 1Q2023.

A breakdown of reference and net realized oil prices in relevant countries in 1Q2023 and 1Q2022 is shown in the tables below:

1Q2023 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina[9]	Ecuador
Brent oil price (*)	82.5	82.3	-	83.5
Local marker differential	(8.4)	-	-	-
Commercial, transportation discounts & other	(7.6)	(8.0)	-	(12.7)
Realized oil price	66.5	74.3	-	70.8
Weight on oil sales mix	97.5%	1.5%	-	0.7%

1Q2022 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina	Ecuador
Brent oil price (*)	96.9	103.7	96.9	-
Local marker differential	(3.7)	-	-	-
Commercial, transportation discounts & other	(8.8)	(7.8)	(40.2)	-
Realized oil price	84.4	95.9	56.7	-
Weight on oil sales mix	97.8%	1.1%	1.0%	-

(*) Corresponds to the average month of sale price ICE Brent for Colombia, Ecuador and Argentina, and Dated Brent for Chile.

Revenue: Consolidated revenue decreased by 27% to $182.5 million in 1Q2023, compared to $249.2 million in 1Q2022, mainly reflecting lower oil and gas prices and to a lesser extent, lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 27% to $175.1 million in 1Q2023, mainly explained by a 21% decrease in realized oil prices and 7% lower deliveries. Oil revenue was 96% of total revenue in 1Q2023 and 1Q2022.

9 The divestment of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina was completed on January 31, 2022.

(In millions of $)	1Q2023	1Q2022
Colombia	170.7	234.0
Chile	1.2	3.1
Argentina	-	1.7
Brazil	0.1	0.2
Ecuador	3.0	-
Oil Revenue	175.1	239.0

•	Colombia: 1Q2023 oil revenue decreased by 27% to $170.7 million, reflecting lower realized oil prices and lower oil deliveries. Realized prices decreased by 21% to $66.5 per bbl due to lower Brent oil prices while oil deliveries decreased by 7% to 29,638 bopd. Earn-out payments decreased to $6.8 million in 1Q2023, compared to $8.4 million in 1Q2022 in line with lower oil prices.

•	Chile: 1Q2023 oil revenue decreased by 60% to $1.2 million, reflecting lower realized prices and lower oil deliveries. Realized prices decreased by 22% to $74.3 per bbl due to lower Brent oil prices while oil deliveries decreased by 49% to 185 bopd.

•	Ecuador: 1Q2023 oil revenue totaled $3.0 million, reflecting a realized oil price of $70.8 with deliveries of 478 bopd. Deliveries in Ecuador are net of the Government’s production share.

Sales of purchased crude oil: 1Q2023 sales of purchased crude oil totaled $0.8 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased being reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 36% to $6.5 million in 1Q2023 compared to $10.2 million in 1Q2022 reflecting 33% lower gas deliveries and 4% lower gas prices. Gas revenue was 4% of total revenue in 1Q2023 and 1Q2022.

(In millions of $)	1Q2023	1Q2022
Chile	3.2	3.6
Brazil	3.1	5.7
Argentina	-	0.3
Colombia	0.2	0.5
Gas Revenue	6.5	10.2

•	Chile: 1Q2023 gas revenue decreased by 10% to $3.2 million, reflecting lower gas deliveries, partially offset by higher gas prices. Gas deliveries fell by 12% to 9,462 mcfpd (1,577 boepd). Gas prices were 2% higher, at $3.8 per mcf ($22.7 per boe) in 1Q2023.

•	Brazil: 1Q2023 gas revenue decreased by 45% to $3.1 million, due to lower gas deliveries and lower gas prices. Gas deliveries decreased by 43% from the Manati gas field to 5,626 mcfpd (937 boepd). Gas prices decreased by 4% to $6.2 per mcf ($37.2 per boe) in 1Q2023.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to zero in 1Q2023, compared to a $78.1 million loss in 1Q2022.

The table below provides a breakdown of realized and unrealized commodity risk management charges in 1Q2023 and 1Q2022:

(In millions of $)	1Q2023	1Q2022
Realized loss	-	(30.5)
Unrealized loss	-	(47.6)
Commodity risk management contracts	-	(78.1)

In 1Q2023 GeoPark had zero cost collars covering 9,500 bopd with purchased puts with an average price of $66.0 per bbl and sold calls at an average price of $112.6 per bbl.

Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs: Consolidated production and operating costs decreased to $52.5 million from $80.6 million, mainly resulting from lower royalties and economic rights due to lower oil prices, partially offset by higher operating costs.

The table below provides a breakdown of production and operating costs in 1Q2023 and 1Q2022:

(In millions of $)	1Q2023	1Q2022
Royalties	(7.2)	(14.8)
Economic rights	(16.1)	(43.2)
Operating costs	(28.5)	(22.5)
Purchased crude oil	(0.7)	-
Share-based payments	(0.0)	(0.1)
Production and operating costs	(52.5)	(80.6)

Consolidated royalties amounted to $7.2 million in 1Q2023 compared to $14.8 million in 1Q2022, in line with lower oil prices.

Consolidated economic rights (including high price participation, x-factor and other economic rights paid to the Colombian Government) amounted to $16.1 million in 1Q2023 compared to $43.2 million in 1Q2022, in line with lower oil prices.

Consolidated operating costs increased to $28.5 million in 1Q2023 compared to $22.5 million in 1Q2022.

The breakdown of operating costs is as follows:

•	Colombia: Total operating costs increased to $24.5 million in 1Q2023 from $16.2 million in 1Q2022, mainly due to higher operating costs per boe, partially offset by lower deliveries (deliveries in Colombia decreased by 7%).

•	Chile: Total operating costs decreased to $1.9 million in 1Q2023 from $3.7 million in 1Q2022, in line with lower operating costs per boe and lower oil and gas deliveries (deliveries in Chile decreased by 18%).

•	Brazil: Total operating costs decreased to $0.7 million in 1Q2023 compared to $1.2 million in 1Q2022, due to lower gas deliveries from the Manati field (deliveries in Brazil decreased by 43%), partially offset by higher operating costs per boe.

•	Ecuador: Total operating costs were $1.3 million in 1Q2023.

•	Argentina: The divestment of the Aguada Baguales, El Porvenir and Puesto Touquet blocks was completed in January 2022. The comparative period, 1Q2022, included $1.3 million of operating costs in Argentina.

Consolidated purchased crude oil charges amounted to $0.7 million in 1Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $2.4 million in 1Q2023 compared to $2.0 million in 1Q2022.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased to $2.5 million in 1Q2023 compared to $2.7 million in 1Q2022.

Administrative Expenses: Consolidated G&A decreased to $9.4 million in 1Q2023 compared to $9.9 million in 1Q2022.

Adjusted EBITDA: Consolidated adjusted EBITDA10 decreased by 6% to $114.9 in 1Q2023 (on a per boe basis, adjusted EBITDA increased to $38.6 per boe in 1Q2023 from $37.3 per boe in 1Q2022).

(In millions of $)	1Q2023	1Q2022
Colombia	113.5	121.8
Chile	1.5	2.1
Brazil	1.6	3.6
Argentina	(0.7)	(1.7)
Ecuador	1.0	(0.5)
Corporate	(2.0)	(2.8)
Adjusted EBITDA	114.9	122.6

The table below shows production, volumes sold and the breakdown of the most significant components of adjusted EBITDA for 1Q2023 and 1Q2022, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Ecuador		Total[d]
	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22
Production (boepd)	32,580	33,738	1,988	2,279	1,020	1,815	990	190	36,578	38,626
Inventories, RIK & Other[a]	(2,837)	(1,635)	(225)	(121)	(65)	(153)	(512)	(190)	(3,513)	(2,098)
Sales volume (boepd)	29,743	32,103	1,763	2,158	955	1,662	478	-	33,065	36,528
% Oil	99.6%	99.4%	11%	17%	2%	1%	100%	-	92%	89%
($ per boe)
Realized oil price	66.5	84.4	74.3	95.9	71.2	104.5	70.8	-	66.7	84.3
Realized gas price[c]	19.2	28.8	22.7	22.3	37.2	39.0	-	-	27.8	28.8
Earn-out	(2.5)	(2.9)	-	-	-	-	-	-	(2.5)	(2.9)
Combined Price	63.8	81.2	28.1	34.6	37.9	39.9	70.8	-	61.3	75.8
Realized commodity risk management contracts	-	(10.6)	-	-	-	-	-	-	-	(9.3)
Operating costs[e]	(9.6)	(5.9)	(14.0)	(18.9)	(11.4)	(10.6)	(31.2)	-	(10.1)	(7.2)
Royalties & economic rights	(8.5)	(19.7)	(1.0)	(1.4)	(3.0)	(3.2)	-	-	(7.8)	(17.7)
Purchased crude oil[b]	-	-	-	-	-	-	-	-	(0.2)	-
Selling & other expenses	(0.7)	(0.6)	(0.4)	(0.4)	-	-	(9.6)	-	(0.8)	(0.6)
Operating Netback/boe	45.0	44.3	12.6	13.9	23.4	26.2	30.0	-	42.2	41.0
G&A, G&G & other									(3.6)	(3.7)
Adjusted EBITDA/boe									38.6	37.3

a) RIK (Royalties in kind): Includes royalties paid in kind in Colombia for approximately 1,665 bopd and 1,115 bopd in 1Q2023 and 1Q2022, respectively. No royalties were paid in kind in Chile, Brazil or Ecuador. Production in Ecuador is reported before the Government’s production share. Other includes economic rights paid in kind.

b) Reported in the Corporate business segment.

c) Conversion rate of $mcf/$boe=1/6.

d) Includes amounts recorded in Argentina and corporate segments.

e) Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Depreciation: Consolidated depreciation charges increased to $27.2 million in 1Q2023 compared to $21.6 million in 1Q2022.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $10.6 million in 1Q2023 and zero in 1Q2022. Amounts recorded in 1Q2023 correspond to unsuccessful exploration efforts in the Llanos 87 block and to a lesser extent, in the Llanos 94 block, both in Colombia.

10 See “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” included in this press release.

Other Income (Expenses): Other operating expenses showed a $1.4 million loss in 1Q2023, compared to a $4.5 million gain in 1Q2022.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased to $9.8 million in 1Q2023 from $15.1 million in 1Q2022, mainly resulting from a sustained deleveraging process that started in April 2021 and continued in 2022.

Foreign Exchange: Net foreign exchange losses amounted to $3.4 million in 1Q2023 compared to $6.6 million loss in 1Q2022.

Income Tax: Income taxes totaled $37.1 million in 1Q2023 compared to $5.9 million in 1Q2022, mainly resulting from higher profits before income taxes plus the effect of fluctuations of the Colombian peso and the effects of the tax reform in Colombia applicable in fiscal year 2023.

Net Profit: Net profit decreased to $26.3 million in 1Q2023 compared to $31.0 million in 1Q2022.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $145.4 million as of March 31, 2023, compared to $128.8 million as of December 31, 2022.

This net increase is explained by the following:

(In millions of $)	1Q2023
Cash flows from operating activities	91.9
Cash flows used in investing activities	(45.0)
Cash flows used in financing activities	(30.7)
Currency Translation	0.3
Net increase in cash & cash equivalents	16.6

Cash flows from operating activities of $91.9 million in 1Q2023 included income tax payments of $6.0 million. In 2Q2023 the Company expects to pay $80-90 million related to tax obligations accrued in the fiscal year 2022.

Cash flows used in financing activities mainly included $13.7 million related to interest payments, $7.5 million related to executing the Company’s share buyback program and $7.5 million related to dividend payments.

Financial Debt: Total financial debt net of issuance cost was $491.6 million, all corresponding to the 2027 Notes. Short-term financial debt was $5.7 million as of March 31, 2023, and correspond to interest accrued on the 2027 Notes.

(In millions of $)	March 31, 2023	December 31, 2022
2027 Notes	491.6	497.6
Financial debt	491.6	497.6

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of March 31, 2023, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)

Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2022	642.5	114.1	528.4	1.5x	8.4x
2Q2022	585.4	122.5	462.9	1.0x	10.8x
3Q2022	491.1	93.0	398.1	0.8x	12.7x
4Q2022	497.6	128.8	368.8	0.7x	14.9x
1Q2023	491.6	145.4	346.2	0.7x	15.8x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in the 2027 Notes: The 2027 Notes include incurrence test covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)	Contract Terms (Average $ per bbl)
				Purchased Put	Sold Call
2Q2023	Zero cost collar	Brent	10,000	69.3	110.6
3Q2023	Zero cost collar	Brent	7,500	70.0	97.3
4Q2023	Zero cost collar	Brent	5,000	70.0	91.6

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia (In millions of $)	1Q2023	1Q2022
Sale of crude oil	170.7	234.0
Sale of gas	0.2	0.5
Revenue	170.9	234.5
Production and operating costs[a]	(47.4)	(73.4)
Adjusted EBITDA	113.5	121.8
Capital expenditure	40.0	28.4

Chile (In millions of $)	1Q2023	1Q2022
Sale of crude oil	1.2	3.1
Sale of gas	3.2	3.6
Revenue	4.5	6.7
Production and operating costs[a]	(2.1)	(4.0)
Adjusted EBITDA	1.5	2.1
Capital expenditure	0.1	2.9

Brazil (In millions of $)	1Q2023	1Q2022
Sale of crude oil	0.1	0.3
Sale of gas	3.1	5.7
Revenue	3.3	6.0
Production and operating costs[a]	(1.0)	(1.7)
Adjusted EBITDA	1.6	3.6
Capital expenditure	0.0	0.0

Ecuador (In millions of $)	1Q2023	1Q2022
Sale of crude oil	3.0	-
Sale of gas	0.0	-
Revenue	3.0	-
Production and operating costs[a]	(1.3)	-
Adjusted EBITDA	1.0	(0.5)
Capital expenditure	4.9	8.1

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2023	1Q2022
REVENUE
Sale of crude oil	175.1	239.0
Sale of purchased crude oil	0.8	-
Sale of gas	6.5	10.2
TOTAL REVENUE	182.5	249.2
Commodity risk management contracts	0.0	(78.1)
Production and operating costs	(52.5)	(80.6)
Geological and geophysical expenses (G&G)	(2.5)	(2.7)
Administrative expenses (G&A)	(9.4)	(9.9)
Selling expenses	(2.4)	(2.0)
Depreciation	(27.2)	(21.6)
Write-off of unsuccessful exploration efforts	(10.6)	-
Other	(1.4)	4.5
OPERATING PROFIT	76.6	58.6

Financial costs, net	(9.8)	(15.1)
Foreign exchange loss	(3.4)	(6.6)
PROFIT BEFORE INCOME TAX	63.4	36.9

Income tax	(37.1)	(5.9)
PROFIT FOR THE PERIOD	26.3	31.0

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Mar '23	Dec '22

Non-Current Assets
Property, plant and equipment	673.0	666.8
Other non-current assets	68.7	69.0
Total Non-Current Assets	741.7	735.8

Current Assets
Inventories	18.8	14.4
Trade receivables	56.7	71.8
Other current assets	22.7	23.1
Cash at bank and in hand	145.4	128.8
Total Current Assets	243.6	238.1

Total Assets	985.2	974.0

Total Equity	129.4	115.6

Non-Current Liabilities
Borrowings	485.9	485.1
Other non-current liabilities	155.3	144.1
Total Non-Current Liabilities	641.2	629.2

Current Liabilities
Borrowings	5.7	12.5
Other current liabilities	208.9	216.6
Total Current Liabilities	214.6	229.2
Total Liabilities	855.8	858.4
Total Liabilities and Equity	985.2	974.0

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2023	1Q2022

Cash flow from operating activities	91.9	89.7
Cash flow used in investing activities	(45.0)	(25.0)
Cash flow used in financing activities	(30.7)	(52.9)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2023 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	113.5	1.5	1.6	1.0	(2.7)	114.9
Depreciation	(22.5)	(2.8)	(0.6)	(1.3)	(0.0)	(27.2)
Unrealized commodity risk management contracts	-	-	-	-	-	-
Write-off of unsuccessful exploration efforts & impairment	(10.6)	-	-	-	-	(10.6)
Share based payment	(0.0)	-	-	-	(1.3)	(1.5)
Lease Accounting - IFRS 16	1.3	0.3	0.3	0.0	-	1.9
Others	(1.0)	0.0	(0.1)	0.0	(0.0)	(1.0)
OPERATING PROFIT (LOSS)	80.8	(1.0)	1.1	(0.4)	(4.0)	76.6
Financial costs, net						(9.8)
Foreign exchange charges, net						(3.4)
PROFIT BEFORE INCOME TAX						63.4

1Q2022 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	121.8	2.1	3.6	(0.5)	(4.5)	122.6
Depreciation	(17.4)	(3.3)	(0.8)	(0.0)	(0.0)	(21.6)
Unrealized commodity risk management contracts	(47.6)	-	-	-	-	(47.6)
Write-off of unsuccessful exploration efforts & impairment	-	-	-	-	-	-
Share based payment	(0.2)	(0.0)	(0.0)	(0.0)	(0.8)	(1.0)
Lease Accounting - IFRS 16	1.0	0.4	0.4	0.0	-	1.8
Others	0.7	(0.0)	(0.1)	(0.0)	4.0	4.5
OPERATING PROFIT (LOSS)	58.3	(0.9)	3.1	(0.5)	(1.3)	58.6
Financial costs, net						(15.1)
Foreign exchange charges, net						(6.6)
PROFIT BEFORE INCOME TAX						36.9

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	March 2023	March 2022
Last twelve-month Operating Income	447.0
Total Assets – Period-end	985.2	933.9
Current Liabilities – Period-end	(214.6)	(257.0)
Capital Employed – Period-end	770.6	676.9
Average Capital Employed	723.7	-
Average Return on Average Capital Employed	62%

2022 SPEED/ESG Sustainability Report

GeoPark published its 2022 SPEED/ESG Report on April 26, 2023. The report is available on the Company’s website.

CONFERENCE CALL INFORMATION

Reporting Date and Conference Call for 1Q2023 Financial Results

In conjunction with the 1Q2023 results press release, GeoPark management will host a conference call on May 4, 2023, at 10:00 am (Eastern Daylight Time).

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/236589020

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404 975 4839

International Participants: +1 929-526-1599

Passcode: 572781

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com

Shareholder Value Director

T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director

T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director

T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

ANH	Agencia Nacional de Hidrocarburos (Colombia)

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, revised 2023 guidance as it relates to annual average production, Adjusted EBITDA, capital expenditures, cash income taxes and free cash flow, as well as tax obligations to be paid during 2023. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.13 PER SHARE

Bogota, Colombia – May 3, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, announces that its Board of Directors has declared a quarterly cash dividend of $0.13 per share ($7.5 million in the aggregate) payable on May 31, 2023, to the shareholders of record at the close of business on May 18, 2023. All figures are expressed in US Dollars.

The Company remains committed to return approximately 40-50% of free cash flow after taxes1 to its shareholders while executing self-funded and flexible work programs.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com

Shareholder Value Director

T: +562 2242 9600

Miguel Bello	mbello@geo-park.com

Market Access Director

T: +562 2242 9600

Diego Gully	dgully@geo-park.com

Investor Relations Director

T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

1 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section of the website at www.geo-park.com.

Certain amounts and percentages included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, such as operational and financial performance, including free cash flow generation and the expected excess cash flow returns to shareholders and dividend payment. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: May 4, 2023